UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

GOLDEN FORK CORPORATION

(Exact name of registrant as specified in its corporate charter)

333-169152

(Commission File No.)

Nevada	68-0680859
(State of Incorporation)	(IRS Employer Identification No.)

300 S. Pine Island Road, Suite 305

Fort Lauderdale, FL 33324

(Address of principal executive offices)

800-330-1860

(Registrant’s telephone number)

__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

__________________________________________________________________________

GOLDEN FORK CORPORATION

300 S. Pine Island Road, Suite 305

Fort Lauderdale, FL 33324

800-330-1860

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 24, 2012, to the holders of record at the close of business on February 17, 2011 (the “Record Date”) of shares of our common stock, par value $0.00001 per share (“Common Stock”) of Golden Fork Corporation., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”). On February 17, 2012, the Alida Heyer, the Company’s sole officer and director and majority shareholder (“Heyer”) entered into a stock purchase agreement with TRIG Special Purpose 1, LLC (the “Purchaser”) to sell it all of the shares she owned in the Company (the “Sale”). Following the Sale, the Purchaser become the majority shareholder of the Company and requested that the Board of Directors fill one of its empty seats with its designee, Mr. Alfonso J. Cervantes.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 2,540,000 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On February 17, 2012, our Board of Directors appointed Mr. Alfonso J. Cervantes to our Board of Directors. Mr. Cervantes’appointment will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

The incoming director is not currently a director of the Company, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of common stock beneficially owned as of February 17, 2012, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of February17, 2012. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of February 17, 2012 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock
TRIG Special Purpose 1, LLC 590 Madison Avenue, Suite 2127 New York, NY 10022	2,000,000	78.7%
Alfonso J. Cervantes (1) 590 Madison Avenue, Suite 2127 New York, NY 10022	2,000,000	78.7%
All officers and directors (4 persons)	2,000,000	78.7%
(1)	Mr. Cervantes, through his beneficial ownership of Trilogy Capital Partners, Inc., beneficially holds 50% of TRIG Special Purpose 1, LLC.

Changes in Control

On February 17, 2012, the Alida Heyer, the Company’s sole officer and director and majority shareholder entered into a stock purchase agreement with TRIG Special Purpose 1, LLC, to sell it all of the shares she owned in the Company. The Purchaser is now the majority shareholder of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Allan Hartley	60	Chief Executive Officer
Adam Wasserman	48	Chief Financial Officer
Alfonso J. Cervantes (1)	62	President, Treasurer, Secretary and Director
Alida Heyer	55	Director

(1) Mr. Cervantes will become a director on the tenth day following the mailing of the Information Statement to our stockholders, which such mailing is expected to occur on or about February 24, 2012.

Allan Hartley is the Chief Executive Officer of the Company. Mr. Hartley is the Managing Partner of Trendman Group LLC, a Boston-based staffing industry consulting firm which he formed in 2009. In 2005, Mr. Hartley was a member of the team which started AccountAbilities, Inc., a staffing company specializing in the accounting and finance fields. As President and a member of the Board of Directors, Mr. Hartley helped grow AccountAbilities to a $100 million revenue company. From 1995 until 2005, Mr. Hartley worked in various staffing industry consulting capacities including Deloitte and Touches’ Resource Connection, Norell’s Professional Group and RSM McGladrey’s Outsourcing Group. In 1994, he founded Creative Financial Staffing, Inc. which worked with 29 CPA firms to provide staffing services, an innovative business model at the time. From 1989 through 1994, he was Vice President of Contract Services of Romac International (KForce – NASDAQ KFRC). From 1983 through 1989, Mr. Hartley was employed by Robert Half International (NYSE RHI), including Manager of the Contracts Division. Mr. Hartley holds a BA in Political Science from American International College.

Adam Wasserman is the Chief Financial Officer of the Company. Since November 1999, Mr. Wasserman has been CEO of CFO Oncall, Inc., a Weston, Florida-based provider of consultant accounting services specializing in financial reporting, budgeting and planning, mergers and acquisitions, audit preparation services, accounting, automated systems, banking relations and internal controls. Mr. Wasserman has served as the Chief Financial Officer of Transax International Limited since May 2005, Chief Financial Officer of Oriental Dragon Corp, (formerly Emerald Acquisition Corp.) since June 2010, and as the Vice President of Financial Reporting of China Wind Systems, Inc., both clients of CFO Oncall, Inc. Mr. Wasserman currently serves as a member of the boards of directors for China Direct Industries, Inc. (NasdaqGM: CDII) and Bohai Pharmaceuticals Group, Inc. (OTCBB: BOPH) since January 2010 and July 2010, respectively. Mr. Wasserman has also served as the Chief Financial Officer of Relationserve, Inc. (August 2005 to June 2006), Lotus Pharmaceuticals Inc. (October 2006 until April 2009), Explorations Group Inc. (January 2002 until December 2005), and other companies, all client companies of CFO Oncall, Inc. From June 1991 to November 1999, he was Senior Audit Manager at American Express Tax and Business Services, in Fort Lauderdale, Florida where his responsibilities included supervising, training and evaluating senior staff members, work paper review, auditing, maintaining positive client relations, preparation of tax returns and preparation of financial statements and the related footnotes. From September 1986 to May 1991, he was employed by Deloitte & Touche, LLP. During his employment, his significant assignments included audits of public (SEC reporting) and private companies, tax preparation and planning, management consulting, systems design, staff instruction, and recruiting. Mr. Wasserman holds a Bachelor of Science from the State University of New York at Albany. He is a member of The American Institute of Certified Public Accountants and is the treasurer and an executive board member of Gold Coast Venture Capital Association.

Alfonso J. Cervantes is the President, Treasurer, Secretary and a director of the Company. Since 2002, Mr. Cervantes has been a principal and Chief Executive Officer of Trilogy Capital Partners, Inc., a New York-based financial services group engaged in merchant banking, strategic advisory services and financial communications. His experience includes mergers and acquisitions, Alternative Public Offerings, corporate communications and reorganization of middle-market companies. In 2011, Mr. Cervantes formed TRIG Capital Group, LLC, of which he is the Managing Member. TRIG Capital Group is a private equity firm based in Plantation, Florida with offices in New York focused on middle market companies. Mr. Cervantes was the founder and a Member of Regeneration Capital Group, LLC from 2008 to 2011. Regeneration Capital, based in New York, is engaged in merchant banking activities, principally for U.S. listed Chinese companies. Mr. Cervantes sold his interest in Regeneration in 2011. In 2011, Mr. Cervantes formed and is the Managing Member of China 360° Solutions, LLC, which is engaged in the provision of forensic due diligence and financial advisory services for publicly held Chinese companies. Throughout the 1990s, Mr. Cervantes was engaged in the reorganization and recapitalization of distressed middle market companies serving as interim CEO for a number of public and private entities facilitating Chapter 11s, Chapter 7s and out-of-court reorganizations. Mr. Cervantes graduated from Webster University in St. Louis with a Bachelor of Arts degree.

Alida Heyer has been a director of the Company since 2009. From 2007 to 2010, Ms. Heyer was a Corporate Sales and Marketing Executive at Market Group – Lexus, in Cape Town City, at 73 Hertzog Boulevard, Cape Town 8001 RSA. From 2001 to 2007, Ms. Heyer was a Corporate Sales and Marketing Executive at Helderberg Toyota, located on Main Road, Strand Western Cape, RSA. She has excellent people skills and is well trained in creating contracts, and marketing business. Through her expertise, she will be able to contribute to the operations of the business.

Family Relationships

There are no family relationships among any of our officers or directors.

Conflicts of Interest

None.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees, or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates, or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

In December 2009, we issued a total of 2,000,000 shares of restricted common stock to Alida Heyer, our sole officer and director, as founder’s shares. These shares represented 100% of our issued and outstanding shares. The stock was issued as founders shares in consideration of Ms. Heyer’s service to the company pursuant to an exemption from registration contained in Regulation S of the General Rules and Regulations promulgated under the Securities Act of 1933.

Further, Ms. Heyer has advanced funds to us for our legal, audit, filing fees, general office administration and cash needs. As of May 31, 2011, Ms. Heyer has advanced a total of $7,679. Ms. Heyer also paid rent for the Company’s office space located at 8 Hermitage Way, Meadowridge, Constantia, 7806 Western Cape, RSA. This office is owned by our director, Ms. Heyer. We have accrued rent in the amount of $4,500 to Ms. Heyer since Inception pursuant to an oral agreement to rent the offices for $250 per month. We do not have any written agreements with Ms. Heyer with regards to repaying rent expenses.

As of the closing of the Sale, Ms. Heyer has been paid back in full and the Company no longer has any outstanding debt obligations to her.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);
•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);
•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or
•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Mr. Cervantes is not considered to independent because he is an executive officer of the Company.

Board Meetings and Annual Meeting

During fiscal year ended May 31, 2011, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We do not currently have a separately designated audit, nominating or compensation committee. The functions of the Audit Committee are currently carried out by our Board of Directors. We do not have an audit committee financial expert on our Board of Directors. The Board of Directors has determined that the cost of hiring a financial expert to act as a director and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock.

EXECUTIVE COMPENSATION

The following table sets forth the compensation since inception on December 22, 2009 through May 31, 2011, to our sole officer and director. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	NonEquity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alida Heyer President Secretary Treasurer Director	2010	0	0	20	0	0	0	0	20
	2011	0	0	0	0	0	0	3,000	3,000

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Employment Agreements

Currently, none of our officers or directors is subject to an employment agreement.

Compensation of Directors

Our directors do not receive any compensation for serving as members of our board of directors.

Indemnification

Under our Articles of Incorporation and Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of their position, if they acted in good faith and in a manner reasonably believed to be in the Company’s best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which they are to be indemnified, we must indemnify them against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

By Order of the Board of Directors

/s/ Alfonso J. Cervantes

Alfonso J. Cervantes

President